Exhibit 99.1
Appendix 3F

Final share buy-back notice
(except minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
ATLAS SOUTH SEA PEARL LTD	32 009 220 053

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	ON MARKET BUYBACK

Details of all shares bought back

2	Number of shares bought back	1,014,364

3	Total consideration paid or payable for the shares	$367,777.29

4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $0.44 date: 14/2/07 lowest price: $0.30 date: 28/8/06

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	s/s Simon C.B. Adams	Date: 10/03/09
(Company secretary)

Print name:	SIMON ADAMS